March 22, 2013

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:                                         Reef 2012 — 2013 Drilling Fund, L.P.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 31, 2013

File No. 333-172846

Dear Mr. Schwall:

On behalf of our client, Reef Oil & Gas Partners, L.P. (“Reef”), the sponsor of Reef Oil & Gas Drilling and Income Fund, L.P. (f/k/a Reef 2012 — 2013 Drilling Fund, L.P.; the “Registrant”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of February 26, 2013 relating to the above-referenced Amendment No. 2 to Form S-1 (“Amendment No. 2”). To facilitate your review, we have repeated each of your comments in italics followed immediately by the response of Reef to that particular comment. In addition, we are enclosing an Amendment No. 3 (“Amendment No. 3”) to From S-1, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally six courtesy copies of Amendment No. 3 marked to show changes from Amendment No. 2. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

General

Comment No. 1

Please update the financial information provided in the filing as of December 31, 2012 or as of the latest practicable date, including, but not limited to, the information provided within the ‘Prior Activities’ section beginning on page 64.

Response to Comment No. 1

We note your comment and have updated all information provided within the “Prior Activities” section of Amendment No. 3 to December 31, 2012, other than information related to the oil and gas reserves of each partnership listed therein. This information remains accurate as of June 30, 2012, which is the latest practicable date for which the Registrant has this information. Regarding updates to all other financial information in Amendment No. 3, please see our response to Comment No. 3 below.

Prospectus Summary, page 1

Comment No. 2

We note your response to comment one in our letter dated October 31, 2012, and we reissue the comment in part.  Please revise your diagram to indicate the post-offering beneficial ownership interests in the Partnership and Reef Oil & Gas Partners, L.P. and their respective subsidiaries.

Response to Comment No. 2

We note your comment and have revised the organizational chart in the section entitled “Prospectus Summary” in Amendment No. 3.

Reef Oil & Gas Partners, L.P. - Balance Sheet, page F-3

Comment No. 3

Please provide an updated audited balance sheet to comply with the guidance in Rule 8-08 of Regulation S-X.

Response to Comment No. 3

We note your comment. Based on the exceptions contained in Rule 8-08(b) of Regulation S-X, we believe the audited balance sheet included in Amendment No. 2 satisfies the requirements of Rule 8-08 of Regulation S-X. As a result, we think it is permissible for the audited balance sheet of Reef provided in Amendment No. 3 to remain as of December 31, 2011. We note for your information, however, that the Registrant intends to file a post-effective amendment to its registration statement (assuming that the registration statement is declared effective in the near term) to update the audited financial information of Reef to December 31, 2012 immediately upon the completion of the audit by its auditors.

Appendix D

Comment No. 4

We note your response to comment 10 in our letter dated October 31, 2012.  In particular, we note your response in respect of opinion paragraph two.  Please revise your disclosure under “Material Federal Income Tax Consequences” to state whether you will, going forward, rely on counsel’s opinion as to (i) your status or the status of any operating subsidiaries for U.S. federal income tax purposes or (ii) whether your operations will generate “qualifying income” under Section 7704 of the Internal Revenue Code.

Response to Comment No. 4

We note your comment and have made the revision requested in subsection (i) of your comment in Amendment No. 3 in the section entitled “Material Federal Income Tax Consequences.” However, Baker & McKenzie LLP has not, and will not, offer an opinion on “qualifying income”

under Section 7704 of the Internal Revenue Code. As a result, we do not think the revision requested in subsection (ii) of your comment is applicable.

Comment No. 5

Similarly, with respect to those opinions where you provide a “should” level opinion, please revise the opinion and your disclosure to describe why counsel cannot give a “will” opinion and to describe the degree of uncertainty.  See Section III.C.4. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at http://sec.gov/interps/legal/cfslb19.htm.

Response to Comment No. 5

We note your comment and have made the requested revision in the opinion of counsel included as Appendix D of Amendment No. 3.

Comment No. 6

Please revise to provide counsel’s opinion as to whether unitholders who are admitted as limited partners of the Partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of common units, will be treated as partners of the Partnership for U.S. federal income tax purposes.  Please make parallel revisions in the prospectus disclosure, as appropriate.

Response to Comment No. 6

We note your comment, but we do not believe the requested revisions are applicable to the Registrant. These opinions apply to the securities of master limited partnerships and similar entities whose securities will be freely tradable on a securities exchange. As stated in Amendment No. 3 under the section entitled “Transferability of Units,” the units of the Registrant will not be traded on an established securities market or on the substantial equivalent of an established securities market.

*     *     *

In response to your request, Reef has authorized us to acknowledge on its behalf that:

•             should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•             the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at the above-listed number.

Very truly yours,

/s/ Ted S. Schweinfurth

Ted S. Schweinfurth

Enclosure

cc:	Michael J. Mauceli, Reef Oil & Gas Partners, L.P.
Dan Sibley, Reef Oil & Gas Partners, L.P.